Filed Pursuant to Rule 253(g)(2)

File No. 024-11528

Fundrise Income eREIT 2019, LLC

SUPPLEMENT NO. 13 DATED March 28, 2022
TO THE OFFERING CIRCULAR DATED July 30, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT 2019, LLC (“we”, “our” or “us”), dated July 30, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 4, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of additional March 31, 2022 dividend.

Declaration of Additional March 31, 2022 Dividend

On March 28, 2022, in order to comply with real estate investment trust distribution requirements, the Manager of the Company declared a distribution of $0.1625930735 per share (the “Additional March 31, 2022 Dividend”) for shareholders of record as of the close of business on March 31, 2022. The Additional March 31, 2022 Dividend will be payable to shareholders of record as of the close of business on March 31, 2022 and is scheduled to be paid prior to April 21, 2022. The aggregate amount of the Additional March 31, 2022 Dividend will be approximately $700,000.